UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

BASF and Shell review strategic options regarding Basell

London/Ludwigshafen, July 29, 2004 –Shell and BASF announced today that they are reviewing strategic alternatives regarding their joint venture Basell, a global leader in polyolefins, in which they both hold a 50 percent equity interest. The options being reviewed by the shareholders include the sale of their stakes and an equity market transaction. During the review process, the shareholders remain committed to supporting Basell’s strategic and operational goals and its ongoing financial progress. Credit Suisse First Boston (CSFB) and Lazard have been retained to assist in assessing the feasibility and attractiveness of these options.

“Merging our polyolefins activities with those of Shell in Basell was a beneficial strategic decision. As an independent company, Basell has integrated and consolidated its businesses in all parts of the world with great success and is now established as a global industry leader. This is the right time to assess the next step”, said Dr. John Feldmann, member of the Board of Executive Directors of BASF AG, responsible for the Plastics segment. “BASF, one of the leading global plastics suppliers, will continue to focus its strategic position on styrenics, performance polymers, polyurethanes and their related value chains. The review of options regarding Basell fits well into that strategy.”

“Basell has been an important part of the Shell Chemicals portfolio and we have valued our partnership with BASF in this joint venture, “ said Fran Keeth, Executive Vice President, Customer Fulfillment and Product Business Units, Shell Chemicals. “In a relatively short period of time, Basell has successfully integrated a valuable set of global assets and achieved economies of scale and other benefits not available to either shareholder separately. Now that Basell has become a global industry leader and is positioned well to compete in a dynamic market environment, it is an appropriate time for us to look at Basell within the context of Shell’s long-term portfolio aspirations and to review strategic alternatives to deliver enhanced shareholder value.”

BASF

BASF is the world’s leading chemical company. Our goal is to grow profitably and further increase the value of our company. We help our customers to be more successful through intelligent system solutions and high-quality products. BASF’s portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. Through new technologies we can tap into additional market opportunities. We conduct our business in accordance with the principles of sustainable development. In 2003, BASF had sales of more than €33 billion (circa $42 billion) and over 87,000 employees worldwide. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF), Paris (BA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

Shell

Shell Chemicals collectively refers to the companies of the Royal Dutch/Shell Group engaged in the chemicals business. Shell chemicals companies manufacture and deliver petrochemical building blocks and polyolefins to industrial customers. These products are widely used in plastics, coatings and detergents. For further information please visit www.shell.com/chemicals/news

Contacts

BASF

Karin Moeschke
Corporate Media Relations
Phone: +49 621 60 20732
Fax: +49 621 60 92693
karin.moeschke@basf-ag.de

Shell

Bianca Ruakere
Press Officer
Phone: +44 20 7934 4323
Fax: +44 20 7934 5252
bianca.ruakere@shell.com

CSFB

Norbert Reis
Managing Director
Phone: +44 20 7888 4598
Fax: +44 20 7943 2598
norbert.reis@csfb.com

Lazard

Alasdair Nisbet
Managing Director
Phone: +44 20 7187 2070
Fax: +44 20 7072 6070
alasdair.nisbet@lazard.co

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 29 July 2004